September 10, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

 	Re:	Gadsden ETF Trust
 	    	Withdrawal of Registration Statement on Form N-1A
 	    	File No. 333-223426

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the Securities Act), Gadsden ETF Trust (the Company), hereby respectfully requests the immediate withdrawal of the Companys Registration Statement on Form N-1A (File No. 333-223426) together with all exhibits and amendments thereto (the Registration Statement). The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time.
The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed. The Company respectfully requests that the Securities and Exchange Commission (the Commission) issue an order granting the withdrawal of the Registration Statement
(Order) effective as of the date hereof or at the earliest practicable date hereafter.

Please direct any questions or comments concerning this request for withdrawal to Megen Reilly at Almanack Investment Partners at
(484) 580-2274 or mreilly@almanackip.com.  Thank you for your assistance.


Sincerely,


Kevin R. Harper
Trustee